                                                                      EXHIBIT 21

                              LIST OF SUBSIDIARIES

Merryhill Schools, Inc.

Merryhill Schools Nevada, Inc.

Nedi, Inc.

The foregoing list omits certain subsidiaries of the Registrants which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 1997.